Teleperformance

We perform

Teleperformance Worldwide

- Argentina + 54 11 5555 3000
- Australia + 61 2 9955 7333
- Austria + 43 1 54 555 540
- Belgium + 32 2 702 2011
- Brazil + 55 11 2163 3333
- Canada + 1 416 922 3519
- Chile + 562 580 1300
- China + 86 10 5993 6000
- Czech Republic + 420 466 029 111
- Denmark + 45 33 36 94 94
- El Salvador + 503 2250 5700
- Finland + 358 3 411 411
- France + 33 1 5576 4030
- Germany + 49 40 80 90 70
- Greece + 30 210 9490 500
- Hungary + 36 1 453 5300
- India + 91 124 243 99 55
- Indonesia + 62 212 550 8111
- Italy + 39 06 86 51 91
- Japan + 81 42 340 5225
- Korea + 82 2 3446 6655
- Lebanon + 961 1 511 422
- Mexico + 52 81 8150 0000
- Netherlands + 31 79 342 9800
- Norway + 47 35 02 20 00
- Philippines + 63 2 632 90 00
- Poland + 48 22 519 77 00
- Portugal + 351 21 311 3900
- Romania + 40 21 40 10 800
- Russia + 7 495 787 4000
- Singapore + 65 63 38 78 33
- Slovakia + 421 41 5005 005
- Spain + 34 91 590 6000
- Sweden + 46 8 610 2200
- Switzerland + 41 41 419 0202 / + 41 61 225 1555
- Tunisia + 216 71 850 806
- UK + 44 1530 419514
- USA + 1 801 257 5800

Europe & Middle East Headquarters (Paris, France)
+ 33 1 5576 4080

Americas & Asia Pacific Headquarters (Miami, USA)
+ 1 786 437 3300

www.teleperformance.com

Teleperformance
6-8 rue Firmin Gillot
75737 Paris Cedex 15 France
Tél : (33)1 55 76 40 80
Fax : (33)1 55 76 40 81
E-mail : info@teleperformance.com

[redacted]

07027544

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mailstop: Room 3628

Paris, October 16, 2007

File Number 82-35098

SUPPL

Dear Sirs,

In the scope of the exemption that you granted to our Company and in order to comply with our obligations towards the SEC, please find enclosed a summary of the last documents that have been disclosed to the Autorité des Marchés Financiers in Paris (France) and that are not published in an English version on our website.

We would like to inform you that, from the 1st of November 2007, all of the monthly publications that we need to disclose will be released on our website in an English version.

We remain available if you have any questions.

Yours sincerely,

Michel Peschard
Member of the Board
Investor Relations Officer

PJ

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JUNE 18, 2007

Disclosures to the AMF:

1. "*Programme de rachat – Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres*" (Share Buy-Back Program filing – Monthly statement regarding the trading in own shares) for May 2007.

Declaration stating that the total number of shares purchased under the share buy-back program for May 2007 are as follows:

- Teleperformance held 17,300 of its own shares on May 1, 2007
- Teleperformance bought 473,154 of its own shares in May 2007, and
- Teleperformance sold 473,454 of its own shares in May 2007.

2. "*Programme de rachat – Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres*" (Share Buy-Back Program filing – Monthly statement regarding the trading in own shares) for June 2007.

Declaration stating that the total number of shares purchased under the share buy-back program for June 2007 are as follows:

- Teleperformance held 18,500 of its own shares on June 1, 2007
- Teleperformance bought 335,896 of its own shares in June 2007, and
- Teleperformance sold 323,896 of its own shares in June 2007.

3. "*Programme de rachat – Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres*" (Share Buy-Back Program filing – Monthly statement regarding the trading in own shares) for July 2007.

Declaration stating that the total number of shares purchased under the share buy-back program for July 2007 are as follows:

- Teleperformance held 30,500 of its own shares on July 1, 2007
- Teleperformance bought 340,861 of its own shares in July 2007, and
- Teleperformance sold 312,861 of its own shares in July 2007.

4. "*Programme de rachat – Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres*" (Share Buy-Back Program filing – Monthly statement regarding the trading in own shares) for August 2007.

Declaration stating that the total number of shares purchased under the share buy-back program for August 2007 are as follows:

- Teleperformance held 58,500 of its own shares on August 1, 2007
- Teleperformance bought 325,589 of its own shares in August 2007, and
- Teleperformance sold 344,921 of its own shares in August 2007.

5. "*Programme de rachat – Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres*" (Share Buy-Back Program filing – Monthly statement regarding the trading in own shares) for September 2007.

Declaration stating that the total number of shares purchased under the share buy-back program for September 2007 are as follows:

- Teleperformance held 39,168 of its own shares on September 1, 2007
- Teleperformance bought 348,641 of its own shares in September 2007, and
- Teleperformance sold 335,792 of its own shares in September 2007.

6. "*Déclaration du nombre d'actions et des droits de vote*" (Declaration regarding the total number of shares and voting rights) dated June 8, 2007.

Declaration stating that, as of 31 May 2007, the total number of shares is equal to 55,203,975 and the total number of voting rights is equal to 59,119,085 following the exercise of stock options under the stock option plan dated June 25, 2001.

7. "*Déclaration du nombre d'actions et des droits de vote*" (Declaration regarding the total number of shares and voting rights) dated July 11, 2007.

Declaration stating that, as of 30 June 2007, the total number of shares is equal to 55,383,511 and the total number of voting rights is equal to 59,298,687 following the exercise of stock options under the stock option plan dated June 25, 2001.

8. "*Déclaration du nombre d'actions et des droits de vote*" (Declaration regarding the total number of shares and voting rights) dated August 21, 2007.

Declaration stating that, as of 31 July 2007, the total number of shares is equal to 55,383,511 and the total number of voting rights is equal to 59,304,665 following the increasing of the shares with double voting right.

9. "*Déclaration du nombre d'actions et des droits de vote*" (Declaration regarding the total number of shares and voting rights) dated September 10, 2007.

Declaration stating that, as of 30 August 2007, the total number of shares is equal to 55,383,511 and the total number of voting rights is equal to 59,313,867 following the increasing of the shares with double voting right.

10. *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of shares and voting rights) dated October 4, 2007.

Declaration stating that, as of 28 September 2007, the total number of shares is equal to 55,383,511 and the total number of voting rights is equal to 59,313,867.

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : **TELEPERFORMANCE**

Numéro de visa du programme :

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) **ACTION**

Date de début du programme **01/06/2006**

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **mai-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	35 312 416,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	1500
Solde à la fin du mois précédent :	
Nombre de titres achetés dans le mois :	473 154
Nombre de titres vendus dans le mois :	473 454
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	1 687 957,00
Nombre de titres vendus depuis le début du programme :	1 670 957,00
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	615 583,50
Valeur de marché du portefeuille *(2)*	619 750,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : **TELEPERFORMANCE**

Numéro de visa du programme :

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) **ACTION**

Date de début du programme **01/06/2007**

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **juin-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	55 203 975
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	18 500
Solde à la fin du mois précédent :	
Nombre de titres achetés dans le mois :	335 896
Nombre de titres vendus dans le mois :	323 896
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	335 896
Nombre de titres vendus depuis le début du programme :	335 896
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	986 068,00
Valeur de marché du portefeuille *(2)*	983 625,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur :	TELEPERFORMANCE	Numéro de visa du programme :	
Nature des titres (nom du titre + caractéristiques : ADP, CCI...)	ACTION	Date de début du programme	01/06/2007

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : juil.-07

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	55 203 975,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	18500
Solde à la fin du mois précédent :	
Nombre de titres achetés dans le mois :	340 861
Nombre de titres vendus dans le mois :	312 861
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	676 757,00
Nombre de titres vendus depuis le début du programme :	636 757,00
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	1 793 025,00
Valeur de marché du portefeuille *(2)*	1 755 000,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : **TELEPERFORMANCE**

Numéro de visa du programme :

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) **ACTION**

Date de début du programme **01/06/2007**

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **août-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	55 203 975,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	18500
Solde à la fin du mois précédent :	
Nombre de titres achetés dans le mois :	325 589
Nombre de titres vendus dans le mois :	344 921
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	1 002 346,00
Nombre de titres vendus depuis le début du programme :	981 678,00
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	1 155 914,00
Valeur de marché du portefeuille *(2)*	1 178 565,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : **TELEPERFORMANCE** — Numéro de visa du programme :

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) **ACTION** — Date de début du programme **01/06/2007**

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **sept.-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	55 203 975,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	18500
Solde à la fin du mois précédent :	
Nombre de titres achetés dans le mois :	348 641
Nombre de titres vendus dans le mois :	335 792
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	1 350 987
Nombre de titres vendus depuis le début du programme :	1 317 470
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	1 440 966,00
Valeur de marché du portefeuille *(2)*	1 421 624,61

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com
- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE..
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 203.975

Nombre total de droits de vote de la société déclarante : 59 119.085.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Levées d'options de souscription d'actions (Plans du 25.06.2001)
- Date à laquelle cette variation a été constatée : 31 mai 2007.

Lors de la précédente déclaration en date du 09 mai 2007

- le nombre total d'actions était égal à 55 160.694.
- le nombre total de droits de vote était égal à 59 075.772

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 08 juin 2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE...
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 383.511

Nombre total de droits de vote de la société déclarante : 59.298.687.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Levées d'options de souscription d'actions (Plans du 25.06.2001)
- Date à laquelle cette variation a été constatée : 30 juin 2007.

Lors de la précédente déclaration en date du 31 mai 2007

- le nombre total d'actions était égal à 55 203.975.
- le nombre total de droits de vote était égal à 59 119.085

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 11 juillet 2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE...
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 383.511

Nombre total de droits de vote de la société déclarante : 59.304.665.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Augmentation des titres ayant droit de vote double
- Date à laquelle cette variation a été constatée : 31 juillet 2007.

Lors de la précédente déclaration en date du 11 juillet 2007

- le nombre total d'actions était égal à 55.383.511.
- le nombre total de droits de vote était égal à 59.298.687

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 21 août 2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE..
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 383.511

Nombre total de droits de vote de la société déclarante : 59. 313.867.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Variation des titres ayant droit de vote double
- Date à laquelle cette variation a été constatée : 31 août 2007.

Lors de la précédente déclaration du 21 août 2007

- le nombre total d'actions était égal à 55.383.511.
- le nombre total de droits de vote était égal à 59.304.665

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 10 septembre 2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE...
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 383.511

Nombre total de droits de vote de la société déclarante : 59.313.867.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : **AUCUNE VARIATION D'ACTIONS NI DE DROITS DE VOTE**
- Date à laquelle cette variation a été constatée : **au 28 septembre 2007.**

Lors de la précédente déclaration du 10 septembre 2007

- le nombre total d'actions était égal à 55.383.511.
- le nombre total de droits de vote était égal à 59.313.867

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 4 octobre 2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général
Membre du Directoire

END

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF